SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on 7 August 2024 it purchased for cancellation a total of 322,470 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") underlying the American Depositary Shares, as further detailed below.

Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	US$19.70
Highest price paid	US$19.84
Lowest price paid	US$19.60

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 21 May 2024 (the "Programme").  As announced on 21 May 2024, all shares purchased by the Company will be cancelled.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary